

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 8, 2017

Via E-mail
Mr. David R. O'Reilly
Chief Financial Officer
The Howard Hughes Corporation
13355 Noel Road
22nd Floor
Dallas, TX 75240

> **Re:** **The Howard Hughes Corporation**
> **Form 10-K**
> **Filed February 23, 2017**
> **File No. 001-34856**

Dear Mr. O'Reilly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Results of Operations, page 30

MPC Net Contribution, page 38

1.   We note your disclosure that MPC Net Contribution is used to measure the value of assets in this segment based on their contribution to liquidity and capital available for investment. Please tell us how you determined MPC Net Contribution is not a liquidity measure.

Note 5 Real Estate and Other Affiliates, page F-21

2.   Please tell us whether any of your unconsolidated joint ventures are significant in accordance with Rule 3-09 of Regulation S-X and the basis for your conclusions. To the extent any of your unconsolidated joint ventures are significant, please explain why

audited financial statements have not been provided in accordance with Rule 3-09 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or Shannon Sobotka at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities